Exhibit 99.23

Black Mammoth Metals Purchases America Mine

BMM: TSX-V

VANCOUVER, BC, Oct. 23, 2025 /CNW/ - Black Mammoth Metals Corporation (TSX-V: BMM / OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that it has completed the purchase of America Mine Gold property (“America Mine”). The final payment of $500,000 USD has been paid and the Company now owns America Mine 100% with no royalties. The Property consists of 4 patented claims and 45 claims on BLM administered lands totalling approximately 258 hectares (640 acres) located in San Bernardino County, CA.

•	Open pit heap leach opportunity on previously disturbed ground.
•	Gold mineralization in shear zone between upper and lower plate.
•	Exploration upside exists down dip and along strike in both directions.
•	Year-round access with 3 km-long dirt road from Amboy Highway.
•	Sufficient water available and power to site, 3 phase, 440 volt/1200 ampere.
•	San Bernardino is considered a mining friendly county with over 50 active mines.
•	Location is uninhabited and is not visible from highway.
•	No known federally recognized rare, threatened or endangered plant or animal species.

Table Z, Mine Development Associates 1997 Report - “Reserves” Historical Estimate Summary

(see Company’s news release dated January 18, 2024)

1997 MDA Base Case Category	Tons	Gold Grade (oz/Ton)	Gold Ounces
Oxide	1,963,200	0.061 (1.9 g/t)	119,800
Sulfide	990,600	0.058 (1.8 g/t)	57,300
Total	2,953,800	0.060 (1.87 g/t)	177,100
Strip Ratio	8.5 : 1

A Base Case was estimated in US Dollars using a gold selling price of $400/oz, pit slopes of 45 degrees, process costs of $3.75 per short ton, mining costs of $0.85 per short ton with a range of gold recoveries estimated. Historical “Reserves” are located on the Property’s patented claims.

Black Mammoth is not considering the historical estimates as current mineral reserves due to insufficient work by a qualified person to classify them as such. The historical reserves were categorized by different criteria than those specified in sections 1.2 and 1.3 of NI 43-101, based on modeled oxidation characteristics; however, other discrepancies are unknown to Black Mammoth. A qualified person has yet to determine the necessary procedures to upgrade or verify the historical reserves as current mineral reserves. The inability to verify the data stems from the historical reserves being estimated using outdated methodologies and standards, which differ from the contemporary regulations and practices outlined in NI 43-101. Furthermore, there is a lack of detailed documentation and verification processes from the original estimation period, making it difficult to ensure the historical data’s accuracy and reliability under current standards. The Company believes that the 1997 estimated historical gold resources and reserves are relevant for historical completeness and reliable for their purposes, as they were completed by a competent mining engineer according to the standards of that time.

About Black Mammoth Metals Corporation:

Since January 2024, Black Mammoth Metals has acquired a 100% interest in:

•	Gallinas Rare Earth property, Lincoln County, NM.
•	Amador Silver property, Lander County, NV.
•	Big Bear Copper property, Gila County, AZ.
•	Zulu Gold property, Gila County, AZ.
•	Northern Star property, La Paz County, AZ.
•	Coal Canyon Gold property, Pershing County, NV.
•	Island Mountain Gold District (including Coleman Canyon, St. Elmo and Diamond Jim (Ag, Pb, Zn, Sb)), Elko County, NV.
•	Clover High-Grade Gold property, Elko County, NV.
•	Leadore Silver-Lead-Rare Earth Elements property, Lemhi County, ID.
•	East Reveille Gold property, Nye County, NV.
•	America Mine Gold property, San Bernardino, CA.
•	Quito Gold property, Lander County, NV.
•	South Ravenswood Gold District (including the Raven, and Happy Cat properties) Lander County, NV. (Happy Cat was purchased prior to January 2024).
•	Callaghan Gold District (including North Callaghan, Charlie, Cottonwood and Rast properties), Lander County, NV.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation: Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 09:00e 23-OCT-25